EXHIBIT 99.1

Osisko Gold Reports Third Quarter 2026 Results

(All dollar amounts are expressed in Canadian dollars, unless stated otherwise)

HIGHLIGHTS
Q3 2026 (at September 30, 2026)
  Financial: ~$1,501.9 million in cash, restricted cash and marketable securities, including ~$733.7 million in cash and cash equivalents, ~$691.2 million in restricted cash and ~$77.0 million in investments and marketable securities; sold 3,162 ounces of gold from small-scale test mining activities at the Tintic Project.
  Financing: Completed 9.250% Senior Secured Notes offering for US$600.0 million in gross proceeds and repaid and terminated agreement in respect of the Appian 2025 Financing Facility; announced US$30 million equity private placement with Trafigura.
  Cariboo Gold Project: Announced final investment decision to proceed with formal construction of the Cariboo Gold Project, with an expected first gold pour in Q1 2029 and commercial production in H2 2029; released new drill results from surface deeps and infill exploration program, and first set of new drilling at the Proserpine greenfield target; released final results and preliminary internal reconciliation analysis of its completed infill program in the Lowhee Zone; 16 drill rigs are active across all surface and underground programs at site.
  Corporate: Completed name change to Osisko Gold Group Inc.
Subsequent to Q3 2026
  Corporate: Elijah Tyshynski assumed role of CFO, succeeding Alexander Dann; closed US$30 million equity private placement with Trafigura; appointed Cameron Carter as VP, Construction Operations at Barkerville Gold Mines, and announced departure of Sarah Harrison, VP, Permitting and Compliance.
  Cariboo Gold Project: Provided construction progress update and announced new drilling results from ongoing definition infill program in the Lowhee Zone.

TORONTO, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") reports its financial and operating results for the three and nine months ended September 30, 2026 ("Q3 2026").

Q3 2026 HIGHLIGHTS

Operating, Financial and Corporate Updates

  As at September 30, 2026, the Company had approximately $1,501.9 million in cash, restricted cash and investments, including $733.7 million in cash and cash equivalents, $691.2 million in restricted cash and $77.0 million in investments and marketable securities. Restricted cash comprises amounts held in segregated accounts established under the Senior Secured Notes (as defined herein) available for disbursement upon satisfaction of applicable conditions, and subscription proceeds received in advance of closing of the Trafigura Equity Investment (as defined herein). Upon closing of the Senior Secured Notes, the Company had US$900 million aggregate principal amount of notes outstanding, comprising (i) US$300 million under the 4.125% convertible senior notes due June 15, 2031 (the "Convertible Notes"), and (ii) US$600 million under the 9.250% senior secured notes due October 1, 2031 (the "Senior Secured Notes").
  The Company generated $19.3 million in revenues ($4.4 million in Q3 2025) and $9.9 million in cost of sales ($3.0 million in Q3 2025) from the sale of 3,162 gold ounces from small-scale test mining activities and direct shipping of mineralized material at the Tintic Project, generating an operating income of $3.8 million ($33.2 million loss in Q3 2025), after deducting other operating and general administrative costs.
  On July 8, 2026, the Company announced new drill results from 11 surface diamond drill holes totaling 8,971 metres completed between December 2025 and April 2026 as part of an ongoing Cariboo Deeps and near mine gap infill exploration program at the Cariboo Gold Project. Approximately 65% of drilling transected areas outside the current footprint of the Cariboo Gold deposit, and results confirmed the presence of high-grade mineralization to a maximum vertical depth of 718 metres below surface in hole IM-26-001.
  On July 14, 2026, the Company's name change to "Osisko Gold Group Inc." became effective and, on July 20, 2026, the Common Shares began trading under the new symbol "OGG" on each of the TSXV and the NYSE. The trading symbols for the Company's listed warrants also changed effective July 20, 2026: (i) warrants trading under "ODVWZ" on the Nasdaq Stock Market and "ODV.WT.U" on the TSXV changed to "OGGWZ" and "OGG.WT.U", respectively; and (ii) warrants trading on the TSXV under "ODV.WT.A" and "ODV.WT.V" changed to "OGG.WT.A" and "OGG.WT.V", respectively.
  On July 22, 2026, the Company announced that, through its subsidiary Barkerville, it entered into a Support and Benefits Agreement (the "Support Agreement") with the District of Wells, British Columbia, effective July 21, 2026, to support social and economic initiatives within the District of Wells in respect of the Cariboo Gold Project. Over its three-year term, the Support Agreement contemplates voluntary financial contributions by the Company of up to $3.0 million in aggregate, subject to the Company's sole discretion and continued participation under the Support Agreement.
  On July 23, 2026, the Company announced final results and preliminary internal reconciliation analysis of its previously completed infill drilling program in the Lowhee Zone of the Cariboo Gold Project. The preliminary internal reconciliation analysis of two localized areas, comprising an aggregate total of 17,072 metres of infill drilling in 185 diamond drill holes, illustrated deposit variability consistent with expectations, and is subject to ongoing evaluation and modelling.
  On August 5, 2026, the Company announced the first set of new drilling results from 14 surface diamond drill holes totaling 6,463 metres completed between February and May 2026 as part of an ongoing exploration program on the Proserpine regional greenfield target, located within the broader Cariboo Gold Project property boundary. Results to date confirm the presence of an emerging gold mineralized system comprising high-grade structures and broader zones of lower-grade mineralization that may indicate potential for bulk mining methods.
  On August 20, 2026, Barkerville entered into an amended and restated credit agreement with funds advised by Appian Capital Advisory Limited in respect of the US$450 million 2025 Financing Facility for the Cariboo Gold Project. The amendment provided more favourable covenants, lowered the overall cost of capital, and extended by 12 months the Company's option to settle accrued interest in kind. The 2025 Financing Facility was repaid and terminated on September 30, 2026, using proceeds from the Senior Secured Notes offering.
  On August 25, 2026, the Company announced that Alexander Dann had advised the Company of his intention to retire and would be stepping down from his role as Chief Financial Officer ("CFO") and Vice President, Finance. As part of the Company's planned leadership succession process, Elijah Tyshynski was subsequently appointed CFO and joined the senior leadership team following a period of transition, bringing extensive financial and capital markets experience as the Company enters its next stage of growth.
  On September 14, 2026, the Board of Directors made a formal positive construction decision on the Cariboo Gold Project, with an expected first gold pour in Q1 2029 and commercial production in H2 2029. The Company also announced a go-forward capital obligation estimate update of $990 million (US$717 million) from August 1, 2026, supported by total available and proposed estimated sources of capital of up to $1,637 million.
  On September 14, 2026, the Company and Barkerville entered into agreements with Trafigura Canada Limited ("Trafigura") and Urion Investments Holdings Limited ("Urion"), an affiliate of Trafigura, comprising: (i) a subscription agreement for 9,554,141 Common Shares at US$3.14 per Common Share for gross proceeds of approximately US$30 million (the "Trafigura Equity Investment"); (ii) offtake agreements for 100% of the gold concentrate (or until 80,000 dry metric tons are delivered) and gold doré for the first four years of production at the Cariboo Gold Project (the "Offtake Agreements"); and (iii) non-binding terms and an exclusivity period in respect of a potential subordinated gold prepayment facility of up to US$120 million and a further six years of offtake (the "Prepay Facility").
  On September 23, 2026, the Company priced an upsized offering of US$600 million (from US$500 million) aggregate principal amount of 9.250% Senior Secured Notes due 2031, and on September 30, 2026, closed the offering. Net proceeds of approximately US$577.0 million were used to repay all amounts outstanding and terminate all commitments under the 2025 Financing Facility with Appian (totaling approximately US$120.8 million), fund a segregated interest reserve account equal to the first five interest payments on the Senior Secured Notes, and fund segregated disbursement accounts to advance the Cariboo Gold Project.

Cariboo Gold Project – British Columbia, Canada (100%-owned)

Construction Activities

On September 14, 2026, the Company announced the positive final investment decision ("FID") to proceed with the formal construction of the Cariboo Gold Project (the "Project") and provided a go-forward capital obligation estimate ("COE") update for the Project. The Company remains focused on continuing to advance detailed engineering, procurement, and construction activities, as well as completing certain exploration and infill conversion drilling activities, as previously disclosed, toward achieving first gold pour in the first quarter of 2029 and commercial production in the second half of 2029.

On October 27, 2026, the Company provided a construction activities progress update on the Project (refer to news release entitled "Osisko Gold Provides Construction Progress Update on the Cariboo Gold Project"), with key highlights noted below:

Table 1: Cariboo Gold Project Progress Highlights1,[7]
Costs Incurred[2] (to September 30, 2026)	Remaining Go-Forward COE[3] (September 30, 2026)	Estimated Project Completion[4] (based on costs incurred)	Detailed Engineering | Procurement Status[5] (September 30, 2026)	Anticipated Q4 2026 Spend[6]
~$355 million	~$907 million	~28%	~42% | >50%	$183 million
  Refer to the Q3 2026 MD&A for more detail.
  Including indirects and owners' costs, of which approximately $83 million was incurred from August 1 to September 30, 2026.
  As of September 30, 2026, the estimated remaining cost to complete construction is approximately $907 million on an incurred basis, net of costs incurred to date, leases and estimated pre-production revenue. The estimate is calculated from the Company's updated go-forward COE of approximately $990 million as at July 31, 2026, less the approximately $83 million of costs incurred from August 1 to September 30, 2026.
  Based on cumulative costs incurred through September 30, 2026, relative to the go-forward capital obligation estimate and incurred pre-construction costs as at July 31, 2026, and announced on September 14, 2026.
  Detailed engineering is approximately 42% complete. Over 50% of procurement packages have been awarded, with principal long-lead items largely secured and remaining contract packages being awarded or in progress, representing approximately $360 million in commitments project-to-date.
  The anticipated Project spend for the balance of 2026 is above the initial guidance of 10% of the total estimated project costs provided at FID, and is primarily attributable to the accelerated procurement of certain long-lead time items related to surface infrastructure items, as well as mining fleet components, which were originally contemplated to be expended later in the Project construction period. The Company expects to provide updated guidance on the expected expenditures breakdown over the remaining construction period in Q1 2027, along with its regular Project progress update.
  On September 14, 2026, the Company announced a formal construction decision for the Cariboo Gold Project, with an updated go-forward capital expenditures estimate. Management considered whether these updates, together with other factors such as gold prices and mineral reserves, constituted indicators of impairment as at September 30, 2026. Management concluded that no indicators of impairment existed and no impairment test was performed as at September 30, 2026. Refer to Note 5 of the unaudited condensed interim consolidated financial statements for further detail.

Project Virtual Site Tour

To view a 360-degree virtual site tour showcasing construction progress at the Cariboo Gold Project as of October 2026, please visit the Company's profile on the VRIFY platform: https://vrify.com/decks/24611.

Exploration & Resource Conversion

The Cariboo Gold Project has three primary areas of exploration drilling activity currently underway:

Table 2: Drilling Activity as at September 30, 2026
Drilling activity	Targets	3 months (metres drilled)	9 months (metres drilled)
Regional exploration: This program seeks to identify and define new prospective potential mineral resource targets within the broader Cariboo regional land package.	Proserpine, Yanks Peak, QR Regional	9,936	16,401
Underground conversion & exploration: To support the availability of sufficient mineable stopes to meet the contemplated mill throughput, the Company is undertaking conversion drilling in and around the existing mine plan, with the objective of upgrading these areas to higher levels of geological confidence, in advance of commercial production. Where access is available, this drilling is being conducted from underground drill stations, using existing development infrastructure.	Lowhee Infill, Lowhee Exploration, Cow Infill	8,709	21,454
Surface conversion & exploration: Consistent with the objectives of the underground conversion & exploration program, the Company is also conducting surface drilling to target certain areas of interest that are not yet accessible from existing underground infrastructure.	CGP Deep, Gap and Surface, and QR Mine	14,177	27,811
Total Drilling Activity[1]		32,822	65,666
  To date, full assay results have been released for approximately 25,000 metres of aggregate drilling completed, with results for the remaining completed drilling pending.

Development of the Cow drill gallery continues, with infill drilling to support mineral resource conversion from this area expected to commence in Q4 2026. A total of sixteen drill rigs are currently active at site, with seven focused on infill drilling and near-mine mineral resource expansion at the Cariboo Gold Project. Nine drill rigs are currently testing regional exploration targets across the broader property, and are expected to complete these activities by the end of 2026. By year-end 2026, the Company expects to have completed approximately half of the planned 160,000 metres of drilling at the Project, along with approximately 50,000 metres on regional targets.

FIGURE 1: Cariboo Gold Project underground development; completed (grey) and planned near-term (blue).

N
E
S
W
SHAFT ZONE
VALLEY ZONE
VALLEY ZONE
COW ZONE
COW ZONE
LOWHEE ZONE
COW PORTAL
LOWHEE MAIN RAMP
C1300 MAIN RAMP
LOWHEE FAULT
LOWHEE SPLAY FAULT
SAUNDERS FAULT
NO1 FAULT
COW INFILL DRILLING GALLERY
VALLEY PORTAL
VALLEY VENT PORTAL
LEGEND
COMPLETED DEVELOPMENT
FUTURE DEVELOPMENT
VEINS
1:5500
0
200
400
600

Project Construction Photos

FIGURE 2: Mine Site Complex overview.

MSC WTP foundations
Valley portal excavation
Future Process Plant Location
Roadheader
Batch plant
Willow River Bridge installation

FIGURE 3: Valley portal excavation at the Mine Site Complex – Final bench nearing completion.

FIGURE 4: Main water treatment plant foundation works continue at the Mine Site Complex.

FIGURE 5: Bonanza Ledge overview.

BL waste rock pit
BL Water treatment plant
Lined waste rock storage facility
Sediment control pond

Tintic Project – Utah, U.S.A. (100%-owned)

  Trixie Small-Scale Test Mining Activities: In the third quarter, the Company continued small-scale test mining activities and direct shipping of mineralized material which generated sales of 3,162 ounces of gold. In the nine months ended September 30, 2026, test mining and processing activities generated the sale of an estimated 8,980 gold ounces, including direct shipping of 7,923 tonnes at an estimated average grade of 39.15 grams per tonne of gold with an expected average payability factor of 89.5%. Test mining is anticipated to continue in Q4 2026, into 2027 and 2028.
  Eureka Standard Project and Drilling Activities: In Q3 2026, the Company commenced the Eureka Standard project, an underground ramp intended to provide access to the historic Eureka Standard mine for further underground exploration. The project's budget is expected to be approximately US$14.0 million, with works to be carried out through 2027. In Q3 2026, the Company entered into a drilling services agreement for two diamond drill rigs, which provides for a minimum drilling program of 16,400 feet (4,999 metres): 10,400 feet (3,170 metres) of underground infill drilling at the Trixie test mine and 6,000 feet (1,829 metres) of surface drilling at Eureka Standard. Underground infill drilling at Trixie began in late August 2026, and 738 feet (225 metres) had been drilled as at September 30, 2026. The surface program at Eureka Standard is expected to commence in Q4 2026. The remaining minimum drilling program is expected to be completed within the next twelve months at an estimated cost of approximately US$5.0 million. All planned activities associated with the Eureka Standard ramp project and related drilling are expected to be funded internally from gold sales generated from test mining and direct shipping of mineralized material.
  While management continues to evaluate options for next steps at the Tintic Project, activities are expected to focus on continued test mining at Trixie, including potential additional direct shipping of mineralized material from the Trixie test mine, the underground infill drilling program at Trixie, the surface drilling program at Eureka Standard and development of the Eureka Standard ramp.

SUBSEQUENT TO Q3 2026

  On October 1, 2026, Elijah Tyshynski assumed the role of Chief Financial Officer of the Company, succeeding Alexander Dann.
  On October 5, 2026, the Company announced new results from its ongoing definition infill drilling program on 10-15 m target spacing totaling 3,933 m in 36 holes drilled from the 1290 m level in the Lowhee Zone of the Project.
  On October 9, 2026, the Company closed the Trafigura Equity Investment, issuing 9,554,141 Common Shares to Urion at a price of US$3.14 per Common Share for gross proceeds of approximately US$30 million ($42.3 million), which will be used for the development of the Cariboo Gold Project. Urion entered into a voting support agreement with the Company containing customary standstill and lock-up provisions. Negotiations toward a definitive agreement for the Prepay Facility remain ongoing, with definitive agreements expected to be finalized in Q4 2026.
  On October 27, 2026, the Company provided a construction update on progress made at the Project, which continues to advance on schedule toward first gold pour targeted in Q1 2029 and commercial production expected in H2 2029.
  On November 2, 2026, the Company announced the appointment of Mr. Cameron Carter as Vice President, Construction Operations of Barkerville Gold Mines Ltd., the Company's wholly-owned subsidiary. The Company also announced that Sarah Harrison, Vice President, Permitting and Compliance, departed the Company to pursue other opportunities. Greenwood Environmental Inc. has assumed responsibility for permitting and compliance matters, and Ms. Harrison will remain available in an advisory capacity.

Consolidated Financial Statements

The Company's unaudited condensed interim consolidated financial statements (the "Financial Statements") and related management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2026 have been filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These filings are available on the Company's website at www.osiskogold.ca, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Gold, a "qualified person" within the meaning of NI 43-101. Verification includes core photo and three-dimensional review of logged drillhole data and assays consistent with the Company's standard procedures.

The exploration results disclosed in this news release are based on incomplete data and are preliminary in nature. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data; however, readers are cautioned that additional drilling and sampling may result in materially different results than those presented herein.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

Scientific and technical information relating to the Tintic Project and the current mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE") is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" dated April 25, 2024 (with an effective date of March 14, 2024) (the "Tintic Technical Report" and, together with the Cariboo Technical Report, the "Technical Reports").

For readers to fully understand the information in the Technical Reports, reference should be made to the full text of the Technical Reports in their entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Technical Reports are intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Reports were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and are available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile and on the Company's website at www.osiskogold.ca.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located within the Company's broader Cariboo regional land package in central British Columbia, Canada, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Construction and Funding Risks

The estimated sources of capital through commercial production include the proposed Prepay Facility of up to US$120 million, which is subject to the negotiation and execution of definitive documentation, and equipment financing based on non-binding term sheets. The estimated sources of capital do not include any proceeds from the potential exercise of outstanding warrants. The exercise of warrants is at the discretion of the holders and depends on, among other things, the market price of the Company's common shares, and there can be no assurance that any warrants will be exercised. If these arrangements are not completed on the terms contemplated, or if construction costs exceed the go-forward capital obligation of approximately $990 million including, as a result of inflation, contractor performance under the JDS Energy & Mining Inc. agreement, supply chain delays for long-lead items or schedule slippage beyond the planned first gold pour in Q1 2029 and commercial production in H2 2029, the Company may be required to obtain additional financing, which may not be available on acceptable terms, or at all, and which may be restricted by the terms of the Senior Secured Notes.

Cautionary Statement Regarding Test Mining Not Supported by a Feasibility Study

Certain operations of the Company including current and prior test mining activities at the Tintic Project's Trixie test mine, have operated without the benefit of a feasibility study that defines mineral reserves, and demonstrates economic and technical viability. As a result, there is increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that, historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved.

Cautionary Statement to U.S. Investors

As a foreign private issuer under U.S. securities laws that files reports under the Canada-U.S. multijurisdictional disclosure system, the Company is permitted to prepare and report information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements and MD&A, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements and MD&A, is not comparable to similar information made public by most companies subject to U.S. mineral property disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

Further to recent amendments, U.S. mineral property disclosure requirements (the "SEC Rules") are now governed by subpart 1300 of Regulation S-K under the U.S. Securities Act. Under the SEC Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, adopted by the CIM Council ("CIM Standards"), which is the required definition standard adopted by NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. While the above terms are "substantially similar" to CIM Standards, there are differences in the definitions under the SEC Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the SEC Rules.

Risks related to the development of the Cariboo Gold Project

The development of a new mining operation, including the construction of an underground mine, processing facilities, tailings storage infrastructure, access roads, power supply and other supporting infrastructure, is a complex and costly undertaking. The Cariboo Gold Project is in the construction stage and there is no certainty that it will be brought into commercial production within anticipated timelines, at anticipated costs, or at all. The results of the Cariboo Technical Report are based on a number of assumptions, including, among others, geological interpretations, estimated mineral resources and mineral reserves, metallurgical recoveries, construction schedules, capital and operating costs, labour and equipment availability, transportation and energy costs, regulatory requirements, and projected commodity prices. These assumptions are inherently uncertain and may prove to be inaccurate.

Actual results, costs and construction and development timelines may differ materially from those currently anticipated due to factors such as: unforeseen geological conditions; changes to mine plan optimization; equipment failures; shortages of skilled labour and contractors; increases in the cost of materials, equipment or energy; design modifications; delays related to permitting or receipt of government approvals; adverse weather or climate conditions; and community and/or Indigenous opposition. In addition, the development of mining projects often requires substantial capital expenditures, and delays or cost overruns may require the Company to seek additional financing, which may not be available on favorable terms or at all. If the Company is unable to complete construction and development of the Cariboo Gold Project on a timely and cost-effective basis, or if operating performance following commissioning is materially lower than expected, the project may fail to achieve anticipated economic results. Any such events could have a material adverse effect on the Company's business, financial condition and results of operations.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements, by their nature, require Osisko Gold to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such forward-looking statements are not guarantees of performance and are identified with words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "potential", "propose", "project", "outlook", "foresee", "continue", "objective", "scheduled", "target", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Forward-looking statements in this news release include, but are not limited to, statements pertaining to: the expected timing of first gold pour and commercial production at the Cariboo Gold Project and the continued advancement of detailed engineering, procurement and construction activities, including the award of remaining contract packages and the completion of certain exploration and infill conversion drilling activities; the ability to advance the Cariboo Gold Project through construction within the estimated budget, including the go-forward capital obligation estimate, the estimated project completion, the estimated remaining cost to complete construction, the expected leasing of equipment and estimated pre-production revenue, the anticipated Project spend for the balance of 2026 and the expected timing of updated guidance on expenditures over the remaining construction period; the Company's estimated sources of capital and its ability to fund the remaining construction of the Cariboo Gold Project, including the use of funds held in segregated accounts from the proceeds of the Senior Secured Notes and the Company's ability to satisfy the conditions for disbursement therefrom, and the use of proceeds of the Trafigura Equity Investment; the negotiation and execution of definitive documentation for the Prepay Facility and equipment financing on commercially acceptable terms, or at all; the expected performance of Trafigura under the Offtake Agreements; the expected performance of JDS Energy & Mining Inc. as the Project's principal construction management contractor; the Company's ability to meet its obligations under the Senior Secured Notes and the Convertible Notes; the Cariboo Gold Project's permitting status and the expected timing of receipt of remaining authorizations, permit amendments and construction permits; the anticipated contributions under, and benefits (if any) of, the Support Agreement, and continued engagement with First Nations and other stakeholders; the expected role and contribution of Mr. Carter as Vice President, Construction Operations; the transition of permitting and compliance responsibilities following Ms. Harrison's departure, including her availability in an advisory capacity; the expected performance of Greenwood Environmental Inc. in respect of permitting and compliance matters for the Project; the Company's planned drilling programs at the Cariboo Gold Project and on regional targets, including their scope, timing and results, the expected commencement of infill drilling from the Cow drill gallery and the results thereof, the expected timing of completion of regional drilling, the expected metres to be drilled by year-end and the timing of release of pending assay results and the implications thereof (if any); the potential for infill and conversion drilling to upgrade mineral resources to higher levels of geological confidence and to support the availability of sufficient mineable stopes to meet the contemplated mill throughput (if at all); the utility and significance of the preliminary internal reconciliation analysis of the Lowhee Zone infill program, which remains subject to ongoing evaluation and modelling; the significance and interpretation of drilling results at the Proserpine target, including the potential for bulk mining methods to mineral resources defined (if any); the continuation of test mining and direct shipping of mineralized material at the Tintic Project, the development of the Eureka Standard ramp and the completion of the underground and surface drilling programs at the Tintic Project, including their expected budgets, timing, results and internal funding from gold sales, and management's evaluation of options for next steps at the Tintic Project; the Company's objective of becoming an intermediate gold producer; and the exploration potential and potential for future discoveries (if any) on its properties. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including: construction proceeding on the anticipated schedule and within the estimated budget; the accuracy of the go-forward capital obligation estimate and the estimated remaining cost to complete and their underlying assumptions, including inflation, labour costs, exchange rates, the availability of equipment leasing on anticipated terms and gold prices realized on pre-production revenue; the availability of personnel, contractors, equipment, supplies and infrastructure, including the timely delivery of long-lead items; JDS Energy & Mining Inc., Greenwood Environmental Inc. and other contractors and consultants performing as expected; the absence of work stoppages or suspensions at the Cariboo Gold Project; the absence of unforeseen ground conditions or other geological challenges; the availability of the Company's estimated sources of capital as anticipated, including the Company's ability to satisfy the conditions for disbursement from the segregated accounts established under the Senior Secured Notes and the parties negotiating definitive documentation for the Prepay Facility on terms consistent with the non-binding terms; Trafigura performing its obligations under the Offtake Agreements; the Company having sufficient funds to meet its debt service obligations as they become due; required permits, authorizations and amendments being obtained and maintained in a timely manner; the continued support of First Nations and other stakeholders; Mr. Carter's integration into the Project's leadership team proceeding as anticipated; the Company's ability to retain Mr. Carter and other key personnel; the orderly transition of permitting and compliance responsibilities to Greenwood Environmental Inc., including Ms. Harrison's continued availability in an advisory capacity; the availability of drill rigs and personnel, and the ability of drilling and sampling to accurately predict mineralization; results of further drilling being consistent with those to date; test mining and direct shipping at the Tintic Project continuing to generate sufficient gold sales, at anticipated grades and payability, to fund planned activities at the Tintic Project within their estimated budgets; the Company's continued access to capital on acceptable terms; and the absence of material adverse changes in gold prices, foreign exchange rates, interest rates and general economic and market conditions. Osisko Gold considers its assumptions to be reasonable based on information currently available but cautions the reader that its assumptions regarding future events, many of which are beyond the control of Osisko Gold, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Gold and its business.

Such risks and uncertainties include, but are not limited to: risks associated with the development and construction of the Cariboo Gold Project, including construction delays, cost overruns, inflation and supply chain disruptions; Project spending exceeding anticipated levels or occurring earlier than anticipated; work stoppages or suspensions at the Cariboo Gold Project; unforeseen ground, geotechnical or water management conditions; contractor and consultant performance, including that of JDS Energy & Mining Inc. and Greenwood Environmental Inc.; delays or shortages in necessary equipment, supplies and infrastructure, including long-lead items; the inability to obtain equipment leasing or equipment financing on acceptable terms; pre-production revenue being lower than estimated; the inability to satisfy the conditions for disbursement from the segregated accounts established under the Senior Secured Notes; the risk that a definitive agreement for the Prepay Facility is not entered into on the terms contemplated, or at all; counterparty performance, including under the Offtake Agreements; the Company's indebtedness and its ability to meet its obligations under the Senior Secured Notes and the Convertible Notes as they become due, and restrictions imposed by the covenants thereunder; the inability to retain Mr. Carter or other key personnel and disruption associated with leadership changes, including the transition of permitting and compliance responsibilities; labour shortages or disputes and health, safety and security incidents; risks relating to third-party approvals, including the issuance of permits by governments, favourable regulatory conditions and approvals, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities, including the risk that further drilling does not confirm current interpretations or support resource conversion; risks associated with test mining not supported by a feasibility study, including test mining and direct shipping at the Tintic Project generating lower gold sales than anticipated or being suspended, and cost overruns at the Tintic Project; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets and interest rates; environmental risks; and community, non-governmental and governmental actions, including relationships with First Nations, and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2025 as well as those risks and factors disclosed in the Company's most recent financial statements and management's discussion and analysis and other public filings filed under Osisko Gold's issuer profile on SEDAR+ (www.sedarplus.ca) and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations.

Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of assumptions, risks and uncertainties are not exhaustive. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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